SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

PARKERVISION, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

701354300

(CUSIP Number)

July 6, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) BTCity Manager, LLC 47-1314891
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,085,109 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 1,085,109 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,109 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tara Louisiana Group, Inc. 59-2231803
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,085,109 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 1,085,109 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,109 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Leslie L. Alexander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,085,109 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 1,085,109 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,109 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Parkervision, Inc. (“Issuer”)

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

7915 Baymeadows Way, Suite 400

Jacksonville, Florida 32256

Item 2(a).	Name of Person Filing:

BTCity Manager, LLC; Tara Louisiana Group, Inc. (“TLG”), which, as manager of BTCity Manager, LLC, holds voting and investment power over the securities; and Leslie L. Alexander, who, as President of TLG, is deemed to hold voting and investment power of the securities.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of BTCity Manager, LLC, Tara Louisiana Group, Inc. and Mr. Alexander is:

1200 N. Federal Highway, Suite 411

Boca Raton, FL 33437

Item 2(c).	Citizenship:

BTCity Manager, LLC is a Delaware limited liability company; Tara Louisiana Group, Inc. is a Delaware corporation; and Mr. Alexander is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e).	CUSIP Number:

701354300

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________

Item 4.	Ownership.

(a)	Amount beneficially owned:

BTCity Manager, LLC owns 1,085,109 shares of Common Stock1. Tara Louisiana Group, Inc. and Mr. Alexander each directly or indirectly hold voting and investment power over these securities.

(b)	Percent of Class:

8.5%, based on 12,812,428 shares of Common Stock outstanding as of August 8, 2016.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

1,085,109 shares of Common Stock

(ii)	Shared power to vote or to direct the vote:

0 shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of:

1,085,109 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of:

0 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

1
BTCity Manager, LLC originally purchased 1,090,909 shares of Common Stock on July 6, 2016. As of November 1, 2016, BTCity Manager, LLC has sold 5,800 of the previously purchased shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2016

BTCITY MANAGER, LLC

By:	Tara Louisiana Group, Inc., Its Manager

By:	/s/ Leslie L. Alexander
Name: Leslie L. Alexander
Title: President

TARA LOUISIANA GROUP, INC.

By:	/s/ Leslie L. Alexander
Name: Leslie L. Alexander
Title: President

/s/ Leslie L. Alexander
Leslie L. Alexander